# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Capstone Holding Corp., CIK 0000887151
CUSIP: 14068E307
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 18400 76th Avenue, Tinley Park, Illinois (IL), 60477
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 97,610; sole dispositive power 0; shared dispositive power 97,610; aggregate amount beneficially owned 97,610 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 879,470 shares of common stock, par value $0.0005 per share, of the issuer (the ''Common Stock'') outstanding as of September 28, 2026, as disclosed in the issuer's Current Report on Form 8-K, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on September 29, 2026 (the ''Form 8-K''). Beneficial ownership consists of 97,610 shares of Common Stock issuable upon conversions of senior secured convertible notes of the issuer in the principal aggregate amount of approximately $1.0 million (the ''Notes'') held directly by the reporting person, which conversions are subject to a 9.99% beneficial ownership limitation provision (the ''Blocker''). Such numbers of shares of Common Stock reflect the issuer's 1-for-30 reverse stock split of its outstanding shares of Common Stock effected on October 19, 2026 (the ''Reverse Stock Split'').
- Tumim Stone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,703; sole dispositive power 0; shared dispositive power 2,703; aggregate amount beneficially owned 2,703 (0.3% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such percentage is based on 879,470 shares of Common Stock outstanding as of September 28, 2026, as disclosed in the Form 8-K. Beneficial ownership consists of 2,703 shares of Common Stock directly held by the reporting person. Such numbers of shares of Common Stock reflect the Reverse Stock Split.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 97,309; sole dispositive power 0; shared dispositive power 97,309; aggregate amount beneficially owned 97,309 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 879,470 shares of Common Stock outstanding as of September 28, 2026, as disclosed in the Form 8-K. Beneficial ownership consists of (i) 94,606 shares of Common Stock issuable upon conversion of the Notes held directly held by 3i, LP, which conversions are subject to the Blocker, and (ii) 2,703 shares of Common Stock held directly by Tumim Stone Capital LLC. Such numbers of shares of Common Stock reflect the Reverse Stock Split.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 97,309; sole dispositive power 0; shared dispositive power 97,309; aggregate amount beneficially owned 97,309 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 879,470 shares of Common Stock outstanding as of September 28, 2026, as disclosed in the Form 8-K. Beneficial ownership consists of (i) 94,606 shares of Common Stock issuable upon conversion of the Notes held directly held by 3i, LP, which conversions are subject to the Blocker, and (ii) 2,703 shares of Common Stock held directly by Tumim Stone Capital LLC. Such numbers of shares of Common Stock reflect the Reverse Stock Split.

## Item 1. Issuer
Name of issuer: Capstone Holding Corp.
Address of issuer's principal executive offices: 18400 76th Avenue, Tinley Park, IL 60477

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");
(ii) Tumim Stone Capital LLC, a Delaware limited liability company ("Tumim");
(iii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and
(iv) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on April 23, 2026 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. Tumim is a Delaware limited liability company. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages, as applicable, disclosed on such cover pages as of the date of this Amendment No. 1 are based on 879,470 shares of Common Stock outstanding as of September 28, 2026, as disclosed in the Form 8-K. Numbers of shares of Common Stock reflect the Reverse Stock Split.

3i holds the Notes in the principal aggregate amount of approximately $1.0 million, conversions of which are subject to the Blocker. 3i may convert the Notes into, in any combination, an aggregate of 97,610 shares of Common Stock, as a result of the triggering of the Blockers, each of which prohibits 3i from converting such Notes into shares of Common Stock if, as a result of such conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion. Tumim holds 2,703 shares of Common Stock.

Consequently, 3i beneficially owns 97,610 shares of Common Stock (the "3i Shares") and Tumim beneficially owns 2,703 shares of Common Stock (the "Tumim Shares", and collectively with the 3i Shares, the "Shares"). 3i has the power to dispose of and the power to vote the 3i Shares, which power may be exercised by 3i Management, the general partner of 3i. Tumim is the beneficial owner of the Tumim Shares and has the power to dispose of and the power to vote the Tumim Shares, which power may be exercised by 3i Management, the manager of Tumim. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of 3i Management and Mr. Tarlow may be deemed to beneficially own the Shares, in each case subject to a Blocker.
Percent of class:
(A) 3i: 9.99%
(B) Tumim: 0.31%
(C) 3i Management: 9.99%
(D) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote:
(A) 3i: 0.00
(B) Tumim: 0.00
(C) 3i Management: 0.00
(D) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 97,610.00
(B) Tumim: 2,703.00
(C) 3i Management: 97,309.00
(D) Mr. Tarlow: 97,309.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00
(B) Tumim: 0.00
(C) 3i Management: 0.00
(D) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 97,610.00
(B) Tumim: 2,703.00
(C) 3i Management: 97,309.00
(D) Mr. Tarlow: 97,309.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated April 23, 2026 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on April 23, 2026)

## Signatures
- 3i, LP: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (11/12/2026)
- Tumim Stone Capital LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, Manager of Tumim Stone Capital LLC (11/12/2026)
- 3i Management LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager (11/12/2026)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (11/12/2026)